UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:

                                                              Sequential
        Exhibit                Description                    Page Number
        -------                -----------                    -----------

          1.        Press release, dated February 22, 2005          4








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


                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: February 28, 2005             By: /s/ Dafna Gruber
                                       --------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer







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

                                                                       EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com      carmen.deville@alvarion.com
-------------------------      ---------------------------


                                                           FOR IMMEDIATE RELEASE


            Burkina Faso's ONATEL EXPANDS WIRELESS BROADBAND NETWORK
                       WITH ADDITIONAL ALVARION EQUIPMENT
Carrier Expands Existing 1.9 GHz and 3.5GHz Networks For Voice And Data Services
                                       ---

TEL-AVIV, Israel --February 22, 2005--Alvarion Ltd. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced that ONATEL (Office Nationale des Telecommunications), the national exchange carrier of Burkina Faso, has deployed an additional $4 million worth of Alvarion equipment. This is the second phase of a project begun in 2003 to provide a full range of toll-quality voice, fax and high-speed IP data services to new residential and MTU/MDU customers. The network was deployed and operational by the close of 2004.

Alvarion's solution is based on its field-proven MGW(TM) and eMGW(TM) platforms for the 1.9GHz and 3.5GHz frequency bands. ONATEL will use the wireless networks as part of its efforts to increase the country's teledensity, especially targeted for areas without previous telecommunications infrastructure. The MGW and eMGW platforms are particularly cost-effective for topographic conditions found in areas such as Burkina Faso and will ensure robust, secure and reliable services for all deployment scenarios.

The most recent order represents a significant increase from the number of lines installed last year, bringing the total number of installation sites to four in densely populated, developing areas. In addition, the noteworthy upgrade in this network is the introduction of Alvarion's eMGW, providing high-speed, broadband services for the first time to the country of Burkina Faso.

"The modularity of our networks allows carriers to build out infrastructure as justified by demand, reducing the need for huge initial investments," said Tzvika Friedman, President of Alvarion. In addition, the fact that one advanced system can support toll-quality voice and fax as well as high-speed Internet access gives the carrier an economic way to address the full communications needs of its customers. We look forward to participating in the future phases of ONATEL's network deployment, and are proud that our technology is helping ONATEL increase opportunities in this developing region."


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About Onatel
ONATEL (Office Nationale des Telecommunications) is the national exchange carrier in Burkina Faso, a west African nation with a population of more than 13 million. Its growing telecommunications network offers a complete range of fixed, mobile and Internet services.

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission. Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.



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